LINGAS RESOURCES, INC.

469 Pujols Avenue
Fort Benafacio
Manila, Philippines

July 6, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC
20549

Re:           Amendment No. 1 to Registration Statement on Form S-1
  Filed May 22, 2012
  File No. 333-179390

Attention:                      Mr. John Reynolds
             Assistant Director

Dear Mr. Reynolds:

I am in receipt of your letter dated June 11, 2012 wherein you have further comments to our amended registration statement.

I have put the responses in the order as they appear in your letter noted above.

Form S-1/A, filed May 22, 2012

General

1.	Emerging Growth Company

On the cover page to the Prospectus the following sentence has been inserted:

“We are an Emerging Growth Company as defined in the Jumpstart Our Business Start-ups Act.”

On page 4 the following paragraphs have been inserted in response to this comment:

“We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.

We shall continue to be deemed an emerging growth company until the earliest of—

(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.”

2.	In response to this comment the following has been inserted on page 56:

“Our two directors are deemed to be promoters since they directly took the initiative in founding and organizing our Company and received in consideration for their services more than 10 percent of our common shares.   They also maybe referred to as “founders” or “organizers”.”

Business, page 11

3.	In response to the various comments made this section the Form S-1A has been revised as follows:

Amendments to the Form S-1 to reflect that we have completed Phase I of our exploration program;

As shown on Page 5:

“He estimated Phase I would cost us $14,880, which have been paid in full , and if results were favorable, therefore Phase II will cost us $29,695.   At the present time we do not have adequate funds to complete Phases ll .  Even if we are successful in receiving positive results from Phase II there is no guarantee we will be able to continue any future exploration programs due to lack of funds.”

    As shown on page 17 under “Business” the following wording now reads:

“The Company has now completed Phase I of its exploration program and the results are shown Page 27 under the heading of “Exploration Program under Phase I”

    As shown on page 27 under “Exploration Program under Phase I” the following sentence has been changed to read:

“The Company engaged the services of Ricardo Ramos, Professional Geologist, of Quezon City, Philippines who undertook Phase I of ……”

As shown on page 37 under the heading “Other Mineralization on the Prosperidad” to read as follows:

“Once we complete Phase II, we will have a better understanding of the mineralization on the Prosperidad”.

As shown on page 40 under “Management Discussion and Analysis of Financial Condition and Results of Operations” the sentence has been changed to read as follows:

“We have completed Phase I and based on an evaluation of our results we will determine at that time when Phase II will commence, hopefully in the fall of 2012.”

As shown on page 17, the following sentences have been added:

“We have undertaken Phase I of our exploration program but need funds to start and complete Phase II.  The directors and officers have agreed to contribute funds to cover this shortfall of funds in order that the Company, if required, canj complete Phase II of its exploration program.  No written agreement has been entered into.  The Company will move forward with further exploration activities once the above mentioned funds are available.  Once the funds are available, hopefully in the fall of 2012, the Board and Directors in consultation with our geologist will determine the exact date of commencement of Phase II.”

4	In response to this comment as shown on page 37, the previous paragraph has been re-written as follows:

“ Effect of Existing or Probable Governmental Regulation in the Philippines

Government and environmental regulations exist in the Philippines and our exploration plans are subject to these various federal, state and local laws.  The rules are dynamic and are generally becoming more demanding as we approach the mining stage, which in our case might never happen .  Our plans aim to safeguard public and environmental health.  We are currently in compliance with all material mining, health, safety, and environmental statutes of the Republic of the Philippines.   Requirements for health, safety and environmental are not onerous on us during the exploration stage since basically we will not be disturbing any fish life in the small streams located on the Prosperidad, up-rooting trees and shrubs or causing a change in the land scrape.   There is no bonding requirement for us during the exploration stage.  Nevertheless, if we do disburse the landscape the Government will require us to put the area back into the same condition it was prior to our exploration.

If, and when, if ever, we are fortunate to consider developing a mine on the Prosperidad, the following requirement will have to be adhered to.

Mine safety and environment protection will have to comply with the requirements of safety and sanitary as set forth by the Secretary of Mines for the Philippines under Republic Act No. 7305.  No person under 16 years of age shall be employed in any phase of the mining operation and no person under 18 years of age will be allowed below ground.   If more than 50 workers are employed there has to be at least one licensed mining engineer with at least 5 years of experience in mining operations.

The regional director shall have exclusive jurisdiction over the safety inspection of all installations, surface and underground.

Every mining company will undertake an environmental protection and enhancement program covering the period of the mineral agreement or permit.  Such environmental program shall be incorporated in the work program which the mining company has submitted as accompanying documents in obtaining their mining permit.  This program shall set forth the steps for rehabilitation, regeneration, revegetation and reforestation as well as what will be done to any and all tailing ponds.   None of the above impacts our Company during its exploration periods.

The cost and effect of compliance with environmental laws at this time is undeterminable by us.”

5.	In response to this comment the Risk Factor on page 9 has been changed in the first sentence to read as follows:

“Our officers and directors, collectively, will be devoting only approximately 25% of their time each month to the business of our Company; John Ngitew being 30 hours and Grace Parinas being 20 hours each month.”

6.
In response to this comment I wish to indicate that no written agreement was entered into with Mr. Ramos to complete the exploration work under Phase I.  He agreed to do the work and prepare a geological report on the Prosperidad.  Therefore, on page 38 the following sentence has been inserted:

“No agreement in writing was entered into with Mr. Ramos to undertake the work on Phase I.  He merely agreed to do the work and prepare the geological report on his findings.”

Management’s Discussion and Analysis, page 30

7.	In response to this comment the following sentence changes have been made on pages 40 and 41.

“ We have completed Phase I and based on an evaluation of our results we will determine at that time when Phase II will commence, hopefully in the fall of 2012.”

“Similar during Phase I, in Phase II, we will be using the service of a qualified geologist who will be responsible for hiring the workers he requires.   If neither Messrs. Jumpay nor Ramos is available to undertake the exploration work under Phase II then we will engage the services of another professional geologist.     This qualified geologist will be responsible for the completion of the Phase II.    Once Phase II is completed all workers, including the supervising geologist used for the exploration work during Phase II, will no longer be needed and therefore will not be retained.”

8.           On page 43, the reference to “during the forthcoming year” has been removed.

The previous sentence has been changed from “Acceptance of our registration…….estimated further cost of:’….. to “To complete our registration statement at an estimated cost of:’

9.	Attached as Exhibit 5 is a revised letter from Lawler & Associates dated July 5, 2012.

Thank you for your comments regarding our filing of our Form S-1A.

Yours very truly;

“JOHN C. NGITEW:
John C. Ngitew
Chief Executive Officer, President and
Director

c/c           Grace Parinas – Chief Financial Officer

Enclosures (Form S-1A – amendment #2)